Follow-Up Materials

06014056

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mori Seiki Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 05 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34930

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/2/06

File No. 082-34930

Summary of Consolidated Financial and Business Results for the Fiscal Year 2005 (to March 31, 2006)

May 9, 2006

SEC MAIL RECEIVED PROCESSING SECTION
JUN 01 2006
WASH., D.C. 156

Company name	**Mori Seiki Co., Ltd.**		
Code No.	6141 Tokyo and Osaka Stock Exchanges		
	Head office location Aichi Prefecture		
(URL http://www.moriseiki.co.jp/)			
Representative	Title	President	
	Name	Masahiko Mori	
Contact	Title	Accounting & Finance BU General Manager	
	Name	Morikuni Uchigasaki	(TEL: 052-587-1835)
Resolution of the Board of Directors		May 9, 2006	
Adoption of United States GAAP		No	

ARLS
3-31-06

1. Consolidated business results for fiscal year 2004 (April 1, 2005 to March 31, 2006)

(1) Consolidated business results

Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2005	145,339	19.0	16,294	54.9	15,902	51.4
Fiscal year 2004	122,166	39.5	10,517	338.0	10,504	467.8

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2005	13,801	47.1	153. 62	150. 31	13.0	10.7	10.9
Fiscal year 2004	9,381	—	104. 94	—	10.2	8.1	8.6

Note:					
	(1) Equity-method earnings	Fiscal year 2005	64million yen	Fiscal year 2004	—million yen
	(2) Average number of shares in issue during the	Fiscal year 2005	88,914,953	Fiscal year 2004	88,295,559
	(3) Changes in accounting procedure	Yes			

(4) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

RECEIVED
2006 JUN -2 P 12: 53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(2) Consolidated financial position

	Total assets million yen	Shareholders' equity million yen	Shareholders' equity ratio %	Shareholders' equity per share yen	
Fiscal year 2005	162,778	116,347	71.5	1,264.	32
Fiscal year 2004	135,631	96,442	71.1	1,094.	25

Note: Year end Number of shares outstanding (Consolidated) Fiscal year 2005 91,910,354
Fiscal year 2004 88,049,873

(3) Consolidated Cash flow

	Cash flow from operating activities million yen	Cash flow from investment activities million yen	Cash flow from financing activities million yen	Balance of cash and cash equivalents at end of term million yen
Fiscal year 2005	17,128	-3,001	4,524	31,582
Fiscal year 2004	6,853	-7,014	-2,436	12,772

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 26

Number of non-consolidated subsidiaries accounted by the equity method: None

Number of affiliated companies accounted by the equity method: 1

(5) Changes in scope of consolidation and application of equity method

Consolidated subsidiaries (increase) 1 (decrease) None

Equity method companies (increase) None (decrease) None

2. Consolidated earnings forecasts for Fiscal year 2006 (April 1, 2006 to March 31, 2007)

	Net sales million yen	Ordinary income million yen	Net income million yen
Interim	74,000	8,400	4,700
Full year	157,500	19,500	11,200

Reference: Forecast net income per share: 121.86 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 10 of the attached materials.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 31 consolidated subsidiaries, and six affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., Mori Seiki DISTRIBUTOR SERVICES, INC., Mori Seiki MID-AMERICAN SALES INC., MS SYFRAMO S.A.S. MS POLLARD LTD.

○: Consolidated subsidiaries

* Non-consolidated subsidiaries

◇: Equity-method affiliates

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

Mori Seiki TECHNO G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Precision, Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Non-equity method affiliates

Import and domestic sales of machines and equipments for synthetic resin/fiber production

ITOCHU Plamac Corporation and four others

Notes: 1. Mori Seiki Precision ceased operations on December 15, 2002.

2. Mori Seiki Machine Sales ceased operations on March 31, 2004.

3. Mori Seiki München G.m.b.H. changed its name to Mori Seiki Techno G.m.b.H. on December 8, 2005.

4. Mori Seiki USA Inc. merged Mori Seiki DISTRIBUTOR SERVICES INC. and Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We decide the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness.

Regarding the allocation of profits the current fiscal year, we have decided to increase the dividend per share by 20 yen over the previous fiscal year, to 40 yen.

3. Target performance indicators

Our group aims to build a solid corporate structure, and become the number one company in the global machine tool industry (Global One), in order to cope with the rapidly changing business and market environments. We believe that improving our profit margin is essential to achieving this. We target an operating income margin (consolidated operating income to sales) of more than 10%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following:

(1) Mori-5 : Global market share of 5%

The first target is to increase our market share to 5.0% in terms of orders received. In order to achieve it, we have organized sales teams according to our potential customers and industry specification. We will also meet demand from existing customers to replace the machines currently used with our latest machines.

In particular, we will strengthen our sales activities in India, Russia, Central Europe (Czech Republic, Hungary, Poland, Slovenia, etc), and Mexico.

(2) Mori-6 : Consolidated cost of sales of 60%

The second target is to reduce the percentage of cost of sales up to 60% of our total net sales. We have been strictly conducting cost management in the design phase. We have also been increasing in-house production of parts and standardizing parts to be used for a variety of our products. To raise the ratio of in-house production, we will construct a foundry and heat processing facility within our Iga Campus, as well as a mechanical processing center at our Chiba Campus. We also intend to increase our work output per employee by 50%, by increasing the utilization of its machine processes and reducing work hours.

(3) Mori-8 : Establishing an 800 unit-per-month production

We intend to increase our monthly production capacity, currently 600 units, to 800 units. We will invest ¥22 billion over the coming three years to meet the increasingly demanding needs of customers and reducing production costs and lead time. We will also strengthen our relations with suppliers to expand procurement, shorten lead times, and respond in timely fashion to fluctuations in demand.

5. Challenges

The first year of the above-mentioned Mori-568PLAN progressed smoothly, but that was partly because of the favorable economic environments and weak yen. In future, we will make every effort to achieve our targets even when economic environments are no longer favorable and yen is strong.

We also consider it an urgent issue to build up a management system along with expansion of Mori Seiki Group. Specifically we must work on two things. Firstly, we have to construct internal controls in response to Japan's Sarbanes-Oxley Act (SOX). Secondly we have to ensure compliance with Export Control by government to prevent the proliferation of weapons of mass destruction and the excessive accumulation of conventional arms.

Business results and financial performance

1. Business results

During this term, in a domestic machine tool industry there was a strong demand continuously since the last term from automobile, construction machinery, and hydraulic equipment manufacturers. Demand from semiconductor, LCD and communication companies was strong as well. It was remarkable that small and medium-sized ironworks had actively invested in plant and equipment after settlement of an issue of succession.

In the U.S.A., there was a strong demand from energy, aircraft, and semiconductor industries. In the automobile industry, GM resulted in unprofitable operation and Delphi filed for Chapter 11 bankruptcy. However the effect on the Mori Seiki Group was minor.

In Europe an economic recovery that was not yet strong but steady was seen. We had been able to expand our customers, mainly the aircraft industry. There was also an increasing demand in Central Europe (the Czech Republic, Hungary, Poland, Slovenia, etc.). It was considered that the market there became bigger than that of Northern Europe. As a part of strengthening our direct sales system, in October, 2005 we founded MS Pollard Ltd., taking over business from our former distributor in the U.K., Frederick Pollard.

In Asia, especially Thailand and Indonesia, there had been strong demand from automobile, transport equipment, general machinery, die & mold industries. We had been able to conduct brisk sales activities.

In this business environment, our results were as follows:

Consolidated (millions of yen)

	57th term Fiscal year 2004	58th term Fiscal year 2005	Change
Net sales	122,166	145,339	23,173
Operating income	10,517	16,294	5,777
Ordinary income	10,504	15,902	5,397
Net income	9,381	13,801	4,420

Non-consolidated (millions of yen)

	57th term Fiscal year 2004	58th term Fiscal year 2005	Change
Net sales	103,746	124,144	20,397
Operating income	8,354	13,770	5,415
Ordinary income	8,412	13,401	4,989
Net income	7,902	13,284	5,382

Factors behind the increase in sales and profits:

- Capital equipment demand expanded in domestic and overseas markets
- Production capacity increased due to greater penetration of cell production and 'campsite' assembly
- New products featuring lower cost ratios made up a larger percentage of overall sales
- The strengthened sales and service organization helped the Company to win new customers
- An extraordinary gain on the sale of investment securities

Notes:

1. From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 554 million yen. It reduces non-consolidated sales by 1,767 million yen, and operating income, ordinary income, and net income before taxes by 544 million yen.

2. The revision of the structure of directors' compensation implemented as part of the Company's management reforms has resulted in the termination of directors' retirement benefits. It was agreed at the meeting of the Board of Directors on 11 May 2005, and ratified by the general meeting of shareholders on 25 June 2005, that retirement benefits will be harmonized with annual directors' compensation payments, which are made in line with performance and results. The accounts for the current consolidated fiscal year therefore do not include payment of directors' retirement benefits.

2. Financial condition

(1) Cash flow in the current fiscal year (millions of yen)

	57th term Fiscal year 2004	58th term Fiscal year 2005	Change
Cash flow from operating activities	6,853	17,128	10,274
Cash flow from investing activities	-7,014	-3,001	4,013
Cash flow from financing activities	-2,436	4,524	6,961
Cash and cash equivalents at the end of the fiscal term	12,772	31,582	18,810

- Cash flow from operating activities

Net operating cash flow increased 17,128 million yen in Fiscal year 2005 (Previous fiscal year: 6,853 million yen increase) due to 15,154 million yen in pre-tax net profit, a 2,672 million yen increase in inventory, and a 1,346 million yen increase in accounts payable; this was partially offset by a -1,175 million yen increase in accounts receivable.

・Cash flow used in investing activities

Net investing cash flow decreased 3,001 million yen in Fiscal year 2005 (Previous fiscal year: 7,014 million yen decrease) due to3,780 million yen in outlays for the purchase of tangible fixed assets, and 1,627 million yen in outlays for the purchase of investments in securities.

・Cash flow used in financing activities

Net financing cash flow increased 4,524 million yen in Fiscal year 2005 (Previous fiscal year: 2,436 million yen decrease) due to a cash inflow of 11,542 million yen from the issue of bonds with stock acquisition rights, 7,886 million yen in outlays for the repayment of long-term debt, and 1,760 million yen in outlays for dividend payments.

(2) Trend in cash flow indices

	55th term Fiscal year 2002	56th term Fiscal year 2003	57th term Fiscal year 2004	58th term Fiscal year 2005
Shareholders' equity ratio (%)	75.5%	71.1%	71.1%	71.5%
Shareholders' equity ratio on market value (%)	44.2%	71.3%	73.3%	140.0%
Debt repayment (years)	—	4.6	2.8	0.7
Interest coverage ratio (times)	—	45.7	49.7	155.7

Notes: Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio based on market value: Market capitalization / total assets

Debt to annual cash flow ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

*These indices are calculated based on consolidated financial figures.

*Market capitalization: Closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

*We used operating cash flow from the consolidated cash flow statements for operating cash flow. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. We used 'interest paid' on the cash flow statement for interest payments.

*We have omitted the 'debt repayment (years)' and 'interest coverage ratio (x)' for the 55th term because net operating cash flow was negative.

3. Full-year forecast

Our forecasts for Fiscal year 2005 are as follows: (millions of yen)

	Interim (consolidated)	Interim(non-consolidated)	Full-year (consolidated)	Full-year(non-consolidated)
Net sales	74,000	63,000	157,500	134,000
Operating income	8,800	7,300	20,000	16,500
Ordinary income	8,400	7,000	19,500	16,000
Net income	4,700	4,100	11,200	9,400

These forecasts are based on the following assumptions:

・Average exchange rates of ¥107/$ and ¥128/€.

・We assume the second year of the Mori-568 Plan, which lasts for the three-year period from Fiscal 2005 to Fiscal 2007, trends in line with plan.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus U.S. dollar and euro

(4) Volatility in raw materials costs

(5) Future relationships with United States and China

(6) Rising terrorism risk due to changes in the international affairs climate

(7) Disaster such as hurricane or earthquake

Consolidated balance sheets

		Previous consolidated fiscal year (A) (March 31, 2005)		Current consolidated fiscal year (B) (March 31, 2006)		Change (B-A)
	Note No.	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)
Assets						
I Current Assets						
1 Cash and deposits		12,775		31,582		
2 Notes and accounts receivable		27,765		29,961		
3 Inventories		21,069		25,063		
4 Deferred income taxes		198		141		
5 Consumption tax receivable		424		346		
6 Other		1,795		2,543		
7 Allowance for doubtful receivables		-329		-273		
Total current assets		63,699	47.0	89,365	54.9	25,666
II Fixed assets						
1 Property, plant and equipment	* 1					
(1) Buildings and structures		26,972		25,100		
(2) Machinery, equipment and vehicles		7,633		5,814		
(3) Land	* 5	21,672		21,016		
(4) Construction in progress		944		717		
(5) Other		2,686		3,098		
Total property, plant and equipment		59,909	44.2	55,747	34.3	-4,162
2 Intangible fixed assets						
(1) Goodwill		1,239		1,325		
(2) Other	* 4	1,465		1,626		
Total Intangible fixed assets		2,704	2.0	2,952	1.8	247
3 Investments and other assets						
(1) Investments in securities	* 3	8,715		13,914		
(2) Long-term prepaid expenses		366		234		
(3) Deferred income taxes		5		26		
(4) Other	* 3	230		537		
Total investments and other assets		9,317	6.8	14,712	9.0	5.395
Total fixed assets		71,931	53.0	73,412	53.0	1,490
Total assets		135,631	100.0	162,778	100.0	27,147

		Previous consolidated fiscal year (March 31, 2005)		Current consolidated fiscal year (March 31, 2006)		Change (B-A)
	Note Number	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)
Liabilities						
I Current liabilities						
1 Accounts payable		8,199		9,697		
2 Short-term loans		1,370		1,320		
3 Current portion of long-term debt		5,084		5,084		
4 Other accounts payable		4,496		4,465		
5 Accrued expenses		529		417		
6 Advances received		—		2,084		
7 Accrued income taxes		698		1,387		
8 Accrued consumption tax		41		40		
9 Deferred income taxes		169		203		
10 Other		2,152		1,332		
Total current liabilities		22,742	16.8	26,032	16.0	3,290
II Long-term liabilities						
1 Bonds with stock acquisition rights		—		9,333		
2 Long-term debt		12,708		5,124		
3 Long-term accounts payable		—		332		
4 Deferred income taxes		1,758		3,358		
5 Deferred income taxes on reserve for land revaluation	* 5	1,824		1,824		
Total long-term liabilities		16,290	12.0	19,972	12.3	3,682
Total liabilities		39,032	28.8	46,005	28.3	6,973
(Minority interests)						
Minority interests		156	0.1	425	0.1	269
Shareholders' equity						
I Common stock	* 6	28,190	20.8	29,285	18.0	1,095
II Capital surplus		40,932	30.2	42,529	26.1	1,596
III Retained earnings		46,255	34.1	49,645	30.5	3,390
IV Reserve for land revaluation	* 5	-13,171	-9.7	-4,636	-2.8	8,535
V Net unrealized holding gain on securities		2,322	1.7	4,576	2.8	2,254
VI Translation adjustments		-2,236	-1.7	-1,186	-0.7	1,050
VII Treasury stock	* 6	-5,850	-4.3	-3,867	-2.4	1,983
Total shareholders' equity		96,442	71.1	116,347	71.5	19,904
Total liabilities, minority interests, and shareholders' equity		135,631	100.0	162,778	100.0	27,147

Consolidated Statement of income

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)			Current consolidated fiscal year (April 1, 2005 to March 31, 2006)			Change (B-A)
	Note	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)
I Net sales			122,166	100.0		145,339	100.0	23,173
II Cost of sales			80,784	66.1		89,984	61.9	9,200
Gross profit			41,382	33.9		55,354	38.1	13,972
III Selling, general and administrative expenses	* 1,2		30,865	25.3		39,060	26.9	8,195
Operating income			10,517	8.6		16,294	11.2	5,777
IV Non-operating income								
1 Interest income		62			54			
2 Dividend income		50			70			
3 Foreign exchange gain		54			—			
4 Equity method income		—			64			
5 Bond premium		—			115			
6 Other		97	264	0.2	321	625	0.4	360
V Non-operating expenses								
1 Interest expense		136			110			
2 Foreign exchange loss		—			292			
3 Fees and commissions		79			373			
4 Bond issue expense		—			72			
5 Bond redemption expense		—			21			
6 Other		60	276	0.2	145	1,017	0.7	740
Ordinary income			10,504	8.6		15,902	10.9	5,397
VI Extraordinary income								
1 Gain on sale of fixed assets	* 3	15			378			
2 Gain on sale of investments in securities		0		0.0	917			
3 Other		—	15		13	1,309	0.9	1,294
VII Extraordinary expenses								
1 Loss on sale of fixed assets	* 4	28			120			
2 Loss on disposal of fixed assets	* 5	87			1,238			
3 Loss on inventory disposal	* 6	—			608			
4 Loss on devaluation of investments in securities		—			44			
5 Loss on termination of leases		—			45			
6 Retirement benefits paid to directors and statutory auditors		399	516	0.4	—	2,058	0.4	1,542
Income before income taxes			10,004	8.2		15,154	10.4	5,149
Income taxes		411			1,146			
Corporation tax adjustment		118	529	0.4	125	1,271	0.9	742
Minority interests in net income			-93	-0.1		-80	-0.0	12
Net income			9,381	7.7		13,801	9.5	4,420

Consolidated statement of retained earnings

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (April 1, 2005 to March 31, 2006)	
	Note	Amount	(million yen)	Amount	(million yen)
(Capital surplus)					
I Capital surplus at start of period			40,931		40,932
II Increase in capital surplus					
1 Issue of new stock resulted from capital increase		—		1,093	
2 Gain on disposal of Treasury stock		1	1	502	1,596
III Capital surplus at end of quarter (full year)			40,932		42,529
(Retained earnings)					
I Retained earnings at start of period			38,208		46,525
II Increase in retained earnings					
1 Increase in retained earnings due to change in scope of consolidated group		23		—	
2 Net income		9,381	9,404	13,801	13,801
III Decline in retained earnings					
1 Dividends		883		1,760	
2 Bonuses to directors and statutory auditors		69		115	
3 Reversal of reserve for land revaluation		404	1,357	8,535	10,411
IV Retained earnings at end of quarter (full year)			46,255		49,645

Consolidated Statement of Cash flows

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
	Note	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests		10,004	15,154
2 Depreciation and amortization		5,099	5,289
3 Loss on sale of fixed assets		28	120
4 Loss on disposal of fixed assets		87	1,238
5 Loss on impairment of fixed assets		-	608
6 Gain on sale of fixed assets		-15	-378
7 Gain on sale of investments in securities		-	-917
8 Loss on devaluation of affiliate companies share		-	44
9 Consolidated adjustment account write-offs		82	105
10 Equity method income		-	-64
11 Loss on devaluation of investments in securities		-	45
12 Bond issue expense		-	72
13 Bond redemption expense		-	21

14Increase in allowance for doubtful receivables		43	-235
15 Interest and dividend income		-112	-124
16 Interest expense		136	110
17 Unrealized exchange gain		-56	-56
18 Notes and accounts receivable		-6,724	-460
19 Decrease (increase) in inventories		-4,683	-1,175
20 Increase in accounts payable		1,455	-2,672
21 Decrease (increase) in uncollected consumption tax		-325	1,346
22 Increase (decrease) in unpaid consumption tax		27	78
23 Increase (decrease) in other accounts payable		1,047	-1
24 Bonuses to directors and statutory auditors		-69	-94
25 Other		982	-350
Sub-total		7,008	17,648
26 Interest and dividend income received		112	126
27 Interest paid		-137	-111
28 Income tax (paid) refunded		-129	-535
Cash flow from operating activities		6,853	17,128
II Cash flow from investing activities			
1 Net change in fixed-term deposits		—	3
2 Increase in investments in securities		-299	-1,627
3 Proceeds from sale of investment securities		0	1,134
4 Increase in investment in a subsidiary and an affiliate companies		-660	-93
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group		-40	29
6 Proceeds from sale of property, plant and equipment		242	2,542
7 Purchase of property, plant and equipment		-5,935	-3,780
8 Purchase of other assets		-395	-1,080
9 Other		72	-128
Cash flow from investing activities		-7,014	-3,001
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans		1,370	50
2 Proceeds from long-term debt		-2,584	-7,886
3 Redemption of bonds		—	11,542
4 Proceeds from disposal of Treasury stock		7	2,525
5 Purchase of Treasury stock		-350	-37
6 Cash Dividend		-883	-1,760
7 Proceed from minority interests		3	192
Cash flow from financing activities		-2,436	4,524
IV Effect of exchange rate changes on cash and cash equivalents		-111	158
V Increase (decrease) in cash and cash equivalents		-2,708	18,810
VI Cash and cash equivalents at beginning of the year		15,965	12,772
VII Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		-484	—
VIII Cash and cash equivalents at end of the year		12,772	31,582

Notes related to the preparation of the consolidated financial statements

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
1 Scope of consolidated group (1) Consolidated subsidiaries	25 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki High-tech (now Mori Seiki Kosan, ltd.) and Mori Seiki Machine Sales, Ltd. are omitted from the consolidated	26 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. MS POLLARD LTD. is included as a consolidated subsidiary from the current consolidated fiscal year following its acquisition by the

	accounts due to their decline in importance during the fiscal year. MS SYFRAMO S.A.S. is included as a consolidated subsidiary from the current consolidated fiscal year following its acquisition by the Company.	Company.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies Company name	(one company) Watanabe Seiko's Co., Ltd. Watanabe Seikosho Co., Ltd. is included as an equity-method affiliate from the current consolidated fiscal year following the further acquisition of shares.	(one company) Watanabe Seiko's Co., Ltd.
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki MÜNCHEN G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies United Manufacturing Solutions Ltd. and four others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements and are not important for the overall group.	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H. Mori Seiki Precision, Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies ITOCHU Plamac Corporation and four others Reason for non-application of the equity method Unchanged
	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
3 Fiscal year end of consolidated subsidiaries	Three consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.	Four consolidated subsidiaries have end-December fiscal year-ends, and 22 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.

4 Summary of significant accounting policies (1) Assets (1) Investments in securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ......Stated at cost using the moving average method	Unchanged
(2) Inventories	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method	Unchanged
(3) Net liabilities resulting from derivatives transactions	Stated at market value.	Unchanged
(2) Depreciation (1) Property, plant and equipment	Declining balance method, although the straight line method is used for overseas consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years	Unchanged
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)	Unchanged

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(3) Accounting for significant deferred charge Bonds issuance costs	—	Amounts are charged to income as incurred
(4) Standard for inclusion of reserves Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged
(5) Conversion of foreign currency-denominated assets and liabilities of consolidated group companies	Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.	Unchanged
(6) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	Unchanged

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(7) Hedge accounting (1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.	Unchanged
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
(8) Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged
5 Assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries are stated at market value.	Unchanged
6 Consolidated adjustment account	The consolidated adjustment account is depreciated on a straight line basis over five years.	Unchanged
7 Distribution of retained earnings	The consolidated statement of retained earnings is based on the Company's distribution of retained earnings as determined during the fiscal year.	Unchanged
8 Definition of current assets in the consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.	Unchanged

Change in Accounting

Change in accounting for sales recognition	From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 554 million yen. The impact on individual segments is noted as relevant.
Change in accounting for fixed asset impairment	From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 608 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.

Changes in presentation

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
———	(Consolidated balance sheet) "Advances received" which had been included in "Others" in the current liabilities up to the previous year has been presented as a separate account in the current year since its amount has exceeded 1% of total assets. "Advances received" at the previous year end was 1,310 million yen.

Additional information

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
In accordance with the law on amendment of local tax laws, effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 235 million yen, and operating income, ordinary income, and net income before taxes decreased by 235 million yen.	———

Notes

(Consolidated balance sheets)

Previous consolidated fiscal year (March 31, 2005)	Current consolidated fiscal year (March 31, 2006)
* 1 Cumulative depreciation of property, plant and equipment 68,778 million yen	* 1 Cumulative depreciation of property, plant and equipment 70,547 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,091 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 346 others) 2,399 million yen
* 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 1,092 million yen Investments and other assets Other (capital) 4 million yen	* 3 Notes related to non-consolidated subsidiaries and Affiliated companies Investments in securities (stock) 1,138 million yen Investments and other assets Other (capital) 71 million yen
* 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 107 million yen	* 4 The following are included in 'Other intangible fixed assets' Consolidated adjustment account 24 million yen
* 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,171 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -5,219 million yen	* 5 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 4,636 million yen in shareholders' equity. (1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation -4,773 million yen
* 6 Total number of shares in issue Common shares 94,775 thousand Number of Treasury shares held by the Company Common shares 6,725 thousand	* 6 Total number of shares in issue Common shares 96,364 thousand Number of Treasury shares held by the Company Common shares 4,454 thousand

Previous consolidated fiscal year (March 31, 2005)	Current consolidated fiscal year (March 31, 2006)
7 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	7 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen

(Consolidated Statements of income)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (April 1, 2005 to March 31, 2006)	
* 1 Principal items of selling expenses and general administrative expenses		* 1 Principal items of selling expenses and general administrative expenses	
Freight	5,568 million yen	Freight	6,688 million yen
Sales promotion expenses	2,831 million yen	Sales promotion expenses	3,334 million yen
Salaries and bonuses	7,769 million yen	Salaries and bonuses	9,986 million yen
Retirement benefits	213 million yen	Retirement benefits	245 million yen
Depreciation	1,816 million yen	Depreciation	2,262 million yen
Fees and commissions	1,732 million yen	Fees and commissions	2,121 million yen
Research and development expenses	3,572 million yen	Research and development expenses	4,659 million yen
Consolidated adjustment account depreciation	82 million yen	Consolidated adjustment account depreciation	105 million yen
Addition to allowance for doubtful receivables	53 million yen		
* 2 Total research and development expenses (general administrative expense)	3,572 million yen	* 2 Total research and development expenses (general administrative expense)	4,659 million yen
* 3 Gain on sale of fixed assets (breakdown)		* 3 Gain on sale of fixed assets (breakdown)	
Buildings and structures	3 million yen	Buildings and structures	8 million yen
Machinery, equipment and vehicles	4 million yen	Machinery, equipment and vehicles	20 million yen
Land	6 million yen	Land	347 million yen
Other (furniture and equipment)	0 million yen	Other (furniture and equipment)	1 million yen
Total	15 million yen	Total	378 million yen
* 4 Loss on sale of fixed assets (breakdown)		* 4 Loss on sale of fixed assets (breakdown)	
Machinery, equipment and vehicles	0 million yen	Machinery, equipment and vehicles	80 million yen
Land	26 million yen	Land	39 million yen
Other (furniture and equipment)	1 million yen	Other (furniture and equipment)	0 million yen
Total	28 million yen	Total	120 million yen
* 5 Loss on disposal of fixed assets (breakdown)		* 5 Loss on disposal of fixed assets (breakdown)	
Buildings and structures	0 million yen	Buildings and structures	458 million yen
Machinery, equipment and vehicles	86 million yen	Machinery, equipment and vehicles	737 million yen
Other (furniture and equipment)	1 million yen	Software	31 million yen
Total	87 million yen	Other (furniture and equipment)	11 million yen
		Total	1,238 million yen

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
	*6 Impairment losses The Company recognized the following impairment losses:

Use	Type	Location	Value Millions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Idle	Machinery	Taiyo Koki Co.,Ltd	40
Idle	Other	Taiyo Koki Co.,Ltd	5
Other	Goodwill	Mori Seiki MID-AMERICAN SALES INC.	213
Total			608

Background

The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. The machinery and other in Taiyo Koki Co.,Ltd. are also now idle.

In the absence of any planned use in the future, and given the decline in the value of the land,machinery and other, the Company recognizes the impairment of their value. Mori Seiki MID-AMERICAN SALES INC. recognized impairment loss on goodwill because Ellison Technologies, Inc., which entered into the business alliances with Mori Seiki Group as a distributor, started its business operation in 8 states in the United States; Illinois, Wisconsin, Iowa, Ohio, Indiana, Kentucky, Missouri and Michigan.

Grouping

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

Recoverable amounts in the calculation

Recoverable amounts are measured at the net selling price. Recoverable amounts of land are based on valuation for the property tax purposes after the reasonable adjustments.

(Consolidated Statement of Cash flows)

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
1 Relation between end-of-term cash and cash equivalents and amounts stated on the consolidated balance sheets	Cash and deposits account 12,775 million yen Term deposits with terms in excess of three months -3 million yen Cash and cash equivalents balance at end of term 12,772 million yen	Cash and deposits account 31,582 million yen Term deposits with terms in excess of three months — million yen Cash and cash equivalents balance at end of term 31,582 million yen
2 Principal assets and liabilities of newly acquired consolidated subsidiaries	The breakdown of assets and liabilities of MS SYFR AMO S.A.S. at the time of its consolidation due to the Company's acquisition of its stock, as well as the expenditure made in acquiring MS SYFRAMO S.A.S. stock are as follows: Current Assets 431 million yen Fixed assets 20 million yen Consolidated adjustment account 38 million yen Current liabilities -260 million yen Long-term liabilities -16 million yen MS SYFRAMO S.A.S. stock acquisition price 213 million yen Cash and cash equivalents -172 million yen Net expenditure on the acquisition of MS SYFRAMO S.A.S. 40 million yen	The breakdown of assets and liabilities of MS SYFR AMO S.A.S. at the time of its consolidation due to the Company's acquisition of its stock, as well as the expenditure made in acquiring MS SYFRAMO S.A.S. stock are as follows: Current Assets 1,197 million yen Fixed assets 117 million yen Goodwill 602 million yen Current liabilities -1,907million yen MS POLLARD LTD. stock acquisition price 10 million yen Cash and cash equivalents -39 million yen Net expenditure on the acquisition of MS POLLARD LTD. 29 million yen
3. Major non-cash transactions Exercise of stock acquisition rights	———	Increase in common stock upon exercise of stock acquisition rights 1,095 million yen Increase in capital surplus upon exercise of stock acquisition rights 1,093 million yen
		Decrease in bonds with stock acquisition right upon exercise of stock acquisition rights 2,167 million yen
		Bond redemption expense 21 million yen

(Lease accounting)

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Lessee 1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries		
(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term	See table (previous year) below. The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	See table (current year) below. Unchanged
(2) Balance of remaining lease charges at the end of the term	Less than one year 511 million yen More than one year 1,317 million yen Total 1,828 million yen The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.	Less than one year 833 million yen More than one year 2,391 million yen Total 3,224 million yen Unchanged
(3) Equivalent of lease payments and depreciation	Lease payments 459 million yen Depreciation equivalent 459 million yen	Lease payments 696 million yen Depreciation equivalent 696 million yen
(4) Calculation of depreciation equivalent	Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item. .	Unchanged
2 Operating leases Remaining lease payments	Less than one year 306 million yen More than one year 718 million yen Total 1,025 million yen	Less than one year 870 million yen More than one year 3,916 million yen Total 4,787 million yen

Previous consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	2,857	1,086	1,770
furniture and equipment	115	57	58
Total	2,972	1,144	1,828

Current consolidated fiscal year:

	Acquisition price equivalent (million yen)	Cumulative depreciation equivalent (million yen)	Year end balance equivalent (million yen)
Machinery, equipment and vehicles	4,852	1,754	3,098
furniture and equipment	198	72	126
Total	5,051	1,826	3,224

Marketable securities

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities whose carrying value exceeds their acquisition costs	3,720	7,623	3,902
Sub-total	3,720	7,623	3,902
Securities whose carrying value does not exceed their acquisition costs	—	—	—
Sub-total	—	—	—
Total	3,720	7,623	3,902

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	Amount of sale (million yen)	Profit on sale (million yen)	Loss on sale (million yen)
Other marketable securities	0	0	—

3 Marketable securities not reported at market value

Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	792

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Difference (million yen)
Securities whose carrying value exceeds their acquisition costs	4,831	12,525	7,694
Sub-total	4,831	12,525	7,694
Securities whose carrying value does not exceed their acquisition costs	299	250	-49
Sub-total	299	250	-49
Total	5,130	12,775	7,645

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Other marketable securities sold during the current consolidated fiscal year

	sale amount (million yen)	Gain on sale (million yen)	Loss on sale (million yen)
Other marketable securities	1,134	917	—

3 Marketable securities not reported at market value
Stock of subsidiary and affiliated companies

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	838

Derivative Financial Instruments

1 Derivatives transactions

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(1) Nature of transactions To avoid the risk of fluctuation in foreign currency exchange rates, the Company enters into forward foreign exchange contracts. The Company applies hedge accounting within the scope of the needs arising from the underlying items hedged.	(1) Nature of transactions Unchanged
(2) Policy regarding the use of derivatives transactions. Derivatives transactions are limited to the scope of the needs arising from the underlying items hedged. Derivatives transactions are not entered into for speculative trading purposes in accordance with the Company's internal guidelines.	(2) Policy regarding the use of derivatives transactions Unchanged
(3) Purpose The Company is constantly exposed to the risk of fluctuation in foreign currency exchange rates in its normal operations. In the interests of stability and efficiency, it sees a need to minimize this risk and to create an environment in which it can concentrate on the issues facing its core business. The Company applies hedge accounting to its derivatives transactions.	(3) Purpose Unchanged
(1) Hedge accounting Deferred hedge accounting.	(1) Hedge accounting Unchanged
(2) Items to be hedged, and methodology Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions	(2) Items to be hedged, and methodology Unchanged
(3) Hedging policy......Consolidated In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	(3) Hedging policy Unchanged
(4) Assessing effectiveness......The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	(4) Assessing effectiveness Unchanged
(4) Derivatives trading risks The Company utilizes derivates as hedges to reduce the inherent risk to its assets and liabilities. These transactions are not likely to have a major impact on the performance of the company. Derivatives trading is limited to highly credit-worthy financial institutions acting as counterparties, virtually eliminating counterparty default risk in the view of management.	(4) Derivatives trading risks Unchanged
(5) Risk management of derivatives transactions In accordance with the Company's internal policies on derivatives, the Finance Division of the Company is responsible for managing the market and credit risk relating to these transactions, and this division manages the position limits, credit limits, and the status of all open derivatives positions subject to approval by the director responsible. The Company's consolidated subsidiaries do not engage in derivatives transactions.	(5) Risk management of derivatives transactions Unchanged

2 Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	End of previous consolidated fiscal year (March 31, 2005)				End of current consolidated fiscal year (March 31, 2006)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions								
	Sell:								
	U.S. dollars	2,331	—	2,396	(64)	2,475	—	2,480	(4)
	Euro	4,939	3,583	5,041	(102)	7,885	—	8,178	(293)
	Pound sterling	—	—	—	—	—	—	—	—
	Australian dollars	193	—	195	(1)	—	—	—	—
Total		7,464	3,583	7,633	(169)	10,360	—	10,659	(297)

Notes: 1 Calculation of market value

Foreign exchange hedges......Based on futures market pricing.

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed.

(Retirement benefits)

1 Overview of retirement benefit accounting

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

and

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

The Company utilizes an employees' defined contribution pension plan.

2 Pension benefit obligation

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

and

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

None

3 Retirement benefits (breakdown)

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Contributions to defined benefit pension plan	592	642

4 Basis for calculation of pension benefit obligation

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

and

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

None

(Tax-effective accounting)

	Previous consolidated fiscal year (March 31, 2005)		Current consolidated fiscal year (March 31, 2006)	
1 Principal causes of deferred income taxes and deferred tax liability	(1) Current		(1) Current	
	Deferred tax assets		Deferred tax assets	
	Inventories	90 million yen	Inventories	493 million yen
	Allowance for doubtful receivables	26 million yen	Allowance for doubtful receivables	23 million yen
	loss carried forward	6 million yen		
	Unpaid business taxes	87 million yen	Unpaid business taxes	124 million yen
	Other	244 million yen	Other	220 million yen
	Deferred income taxes Sub-total	454 million yen	Deferred income taxes Sub-total	861 million yen
	Appraisal reserve	-256 million yen	Appraisal reserve	-650 million yen
	Deferred tax Total assets	198 million yen	Deferred tax Total assets	210 million yen
	Deferred tax liability		Net amount of deferred tax liability	-68 million yen
	Other	169 million yen	Net Deferred tax assets	141 million yen
	Deferred tax liability Total	169 million yen	Deferred tax liability	
			Other	271 million yen
			Deferred tax liability Total	271 million yen
			Net amount of deferred tax assets	-68 million yen
			Net Deferred tax liability	203 million yen
	(2) Non-current		(2) Non-current	
	Deferred income tax assets		Deferred income tax assets	
	Investments in securities appraisal loss	1,044 million yen	Investments in securities appraisal loss	929 million yen
	loss carried forward	4,079 million yen	loss carried forward	60 million yen
	Other	121 million yen	loss on inventory disposal	160 million yen
	Deferred income taxes Sub-total	5,246 million yen	Depreciation over tax deductible limit	536 million yen
	Appraisal reserve	-5,077 million yen	Other	151 million yen
	Total deferred tax assets	168 million yen	Deferred income taxes Sub-total	1,838 million yen
	Deferred tax liability offset	-163 million yen	Appraisal reserve	-1,680 million yen
	Net deferred tax assets	5 million yen	Total deferred tax assets	158 million yen
	Deferred tax liability		Deferred tax liability offset	-131 million yen
	Extraordinary disposal reserve	77 million yen	Net deferred tax assets	26 million yen
	Asset reduction reserve	125 million yen	Deferred tax liability	
	Other marketable securities differential	1,580 million yen	Extraordinary disposal reserve	42 million yen
	Other	137 million yen	Asset reduction reserve	121 million yen
	Total deferred tax liability	1,921 million yen	Other marketable securities differential	3,095 million yen
	Deferred income taxes offset	-163 million yen	Other	231 million yen
	Net deferred tax liability	1,758 million yen	Total deferred tax liability	3,490 million yen
	Deferred tax liability related to revaluation	1,824 million yen	Deferred income taxes offset	-131 million yen
			Net deferred tax liability	3,358 million yen
			Deferred tax liability related to revaluation	1,824 million yen

	Previous consolidated fiscal year (March 31, 2005)		Current consolidated fiscal year (March 31, 2006)	
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	Statutory tax rate	40.49%	Statutory tax rate	40.49%
	(adjustment)		(adjustment)	
	Entertainment and other expenses not admissible as losses	1.61%	Entertainment and other expenses not admissible as losses	0.25%
	Dividend income and other profits not admissible as losses	-0.09%	Dividend income and other profits not admissible as losses	-0.09%
	Resident's tax equalization	0.44%	Resident's tax equalization	0.29%
	Temporary differential related to investment in subsidiaries	0.30%	Temporary differential related to investment in subsidiaries	1.45%
	Appraisal reserve	-35.24%	Appraisal reserve	-35.26%
	Elimination of unrealized loss on inventories	-2.62%	Elimination of unrealized loss on inventories	1.54%
	Other	0.41%	Other	-0.28%
	Income tax rate after adjustment for tax-effective accounting	5.30%	Income tax rate after adjustment for tax-effective accounting	8.39%

(Segment information)
By business
Fiscal year 2004 (April 1, 2004 to March 31, 2005)
And Fiscal year 2005 (April 1, 2004 to March 31, 2006)
As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and sales markets, the disclosure of business segment information has been omitted.

By geographic region

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income							
Sales							
(1) Sales to third parties	71,977	22,972	25,163	2,052	122,166	—	122,166
(2) Intra-group sales	35,765	527	485	847	37,626	(37,626)	—
Total sales	107,743	23,500	25,648	2,900	159,793	(37,626)	122,166
Operating expenses	97,753	23,917	25,605	2,569	149,847	(38,197)	111,649
Operating income (loss)	9,989	-416	42	330	9,946	571	10,517
□ Assets	117,698	11,077	14,598	2,496	145,870	(10,239)	135,631

Note: 1. Shared operating expenses are distributed among all segments.
2. Eliminations account for 10,240 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.
3 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income							
Sales							
(1) Sales to third parties	79,066	31,774	31,531	2,967	145,339	—	145,339
(2) Intra-group sales	50,369	771	577	975	52,693	(52,693)	—
Total sales	129,435	32,545	32,108	3,943	198,033	(52,693)	145,339
Operating expenses	114,981	31,159	31,333	3,684	181,158	(52,113)	129,045
Operating income (loss)	14,454	1,386	775	258	16,874	(580)	16,294
□ Assets	123,216	13,726	20,116	2,920	159,980	2,798	162,778

Note: 1. Shared operating expenses are distributed among all segments.
2. Eliminations account for 26,914 million yen of assets, principally in the form of retained earnings at the parent (cash and deposits), long-term investment funds (investment securities), and Management HQ assets.
3 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

4. Change in Accounting

(Change in accounting for sales recognition)

As stated in the "Notes related to the preparation of the consolidated financial statements ", From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 554 million yen.

The impact on individual segments is noted as relevant.

Overseas sales

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,034	25,108	9,003	59,146
□ Consolidated Sales (million yen)	—	—	—	122,166
Overseas sales as a percentage of total consolidated sales (%)	20.5	20.5	7.4	48.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States , Brazil , Canada , Argentina , Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia

Asia and / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	36,421	33,303	12,397	82,122
□ Consolidated Sales (million yen)	—	—	—	145,339
Overseas sales as a percentage of total consolidated sales (%)	25.1	22.9	8.5	56.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.

2 The segments consist of the following countries:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States , Brazil , Canada , Argentina , Mexico

Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland

Asia and / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

Dealings with related parties

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
None	Unchanged

Summary of Non-consolidated Financial and Business Results for the Fiscal year 2005 (to March 31, 2006)

May 9, 2006

Company name	**Mori Seiki Co., Ltd.**
Code No.	6141 Tokyo and Osaka Stock Exchanges Head office location Aichi Prefecture

(URL http://www.moriseiki.co.jp/)

Representative	Title	President
	Name	Masahiko Mori
Contact	Title	Accounting & Finance BU General Manager
	Name	Morikuni Uchigasaki (TEL:052-587-1835)
Resolution of the Board of Directors		May 9, 2006 Share unit: 100 shares
Date of Annual Shareholders' Meeting		June 29, 2006

1. Non-consolidated business results for fiscal year 2005 (April 1, 2005 to March 31, 2006)

(1) Consolidated business results Note: Fractions of one million are omitted.

1. Non-consolidated business results for fiscal year 2005 (April 1, 2005 to March 31, 2006)

(1) Business results Note: Fractions of one million are omitted.

	Net sales		Operating income		Ordinary income	
	million yen	%	million yen	%	million yen	%
Fiscal year 2005	124,144	19.7	13,770	64.8	13,401	59.3
Fiscal year 2004	103,746	42.5	8,354	524.9	8,412	293.4

	Net income		Net income per share Net income	Diluted net income per share	Shareholders' equity ratio	Return on equity	Ordinary income ratio
	million yen	%	yen	yen	%	%	%
Fiscal year 2005	13,284	68.1	147. 77	144. 59	13.2	9.8	10.8
Fiscal year 2004	7,902	689.7	88. 19	—	9.0	6.9	8.1

(1) Average number of shares in issue	Fiscal year 2005	88,935,713
	Fiscal year 2004	88,295,559
(2) Changes in accounting procedure	Yes	

(3) Percent change in net sales, operating income, ordinary income, and net income is the change from the previous fiscal year.

(2) Dividends

	Annual dividends per share						Dividends Annual	Payout ratio	Shareholders' equity
			Interim		Year end				
	yen		yen		yen		million yen	%	%
Fiscal year 2005	40	00	0.	00	40.	00	3,677	27.7	3.4
Fiscal year 2004	20	00	0.	00	20.	00	1,760	22.3	1.9

Note: Fiscal year 2005 Year end Dividends (breakdown) commemorative dividend zero, special dividend zero

(3) Balance sheet position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share	
	million yen	million yen	%	yen	
Fiscal year 2005	148,154	109,766	74.1	1,192	45
Fiscal year 2004	125,809	91,453	72.7	1,037	35

Note:	(1) Year end Number of shares outstanding	Fiscal year 2005	91,931,363
		Fiscal year 2004	88,049,873
	(2) Year end Treasury stock	Fiscal year 2005	4,433,509
		Fiscal year 2004	6,725,554

2. Fiscal year 2006 forecasts (April 1, 2006 to March 31, 2007)

	Net sales	Ordinary income	Net income	Annual dividends per share					
				Interim		Year end			
	million yen	million yen	million yen	yen		yen		yen	
Interim	63,000	7,000	4,100	0	00	—		—	
Full year	134,000	16,000	9,400	—		40	0	40	0

Reference: Forecast net income per share: 102.25 yen

* Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors. Please refer to page 10 of the attached materials.

Balance sheets for the years ending March 31, 2005 and 2006

	Note Number	Previous fiscal year (March 31, 2005) Amount (million yen)		Percentage of total (%)	Current fiscal year (March 31, 2006) Amount (million yen)		Percentage of total (%)	Change Amount (million yen)	
Assets									
I Current Assets									
1 Cash and deposits			8,892			24,088			
2 Notes receivable			809			846			
3 Accounts receivable	* 5		23,727			27,278			
4 Merchandise			27			—			
5 Finished goods			4,310			7,365			
6 Raw materials			8,001			7,074			
7 Work-in-process			4,287			4,760			
8 Supplies			71			63			
9 Deferred income taxes			40			31			
10 Consumption tax receivable			382			224			
11 Other accounts receivable			156			287			
12 Short-term loans			585			18			
13 Other			1,478			1,891			
14 Allowance for doubtful receivables			-186			-72			
Total current assets			52,584	41.8		73,856	49.9		21,272
II Fixed assets									
1 Property, plant and equipment	* 1								
(1) Buildings			22,204			19,492			
(2) Structures			1,054			970			
(3) Machinery and equipment			6,607			5,054			
(4) Vehicles			50			51			
(5) furniture and equipment			2,215			2,412			
(6) Land	* 6		18,789			18,240			
(7) Construction in progress			39			642			
Total property, plant and equipment			50,961	40.5		46,864	31.6		-4,096
2 Intangible fixed assets									
(1) Goodwill			1,200			800			
(2) Software			996			977			
(3) Software in progress			290			514			
(4) Telephone rights			19			2			
Total intangible fixed assets			2,507	2.0		2,294	1.5		-212
3 Investments and other assets									
(1) Investments in securities			7,623			12,775			
(2) Shares in affiliate companies			8,893			9,013			
(3) Investments in affiliate companies			2,707			2,707			
(4) Long-term prepaid expenses			365			232			
(5) Other			166			408			
Total investments and other assets			19,756	15.7		25,138	17.0		5,381
Total fixed assets			73,225	58.2		74,297	50.1		1,072
Total assets			125,809	100.0		148,154	100.0		22,345

		Previous fiscal year (March 31, 2005)			Current fiscal year (March 31, 2006)			Change (B-A)	
	Note Number	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)	
Liabilities									
I Current liabilities									
1 Accounts payable			7,504			7,977			
2 Current portion of long-term debt			5,000			5,000			
3 Other accounts payable			4,162			4,544			
4 Accrued expenses			437			259			
5 Accrued income taxes			326			218			
6 Advances received			504			668			
7 Deposits received			129			118			
8 Other			346			316			
Total current liabilities			18,411	14.6		19,104	12.9		692
II Long-term liabilities									
1 Bonds with stock acquisition rights			—			9,333			
2 Long-term debt			12,500			5,000			
3 Deferred income taxes			1,620			3,126			
4 Deferred income taxes on reserve for land revaluation	*6		1,824			1,824			
Total long-term liabilities			15,944	12.7		19,284	13.0		3,339
Total liabilities			34,356	27.3		38,388	25.9		4,032
Shareholders' equity									
I Common stock	*3		28,190	22.4		29,285	19.8		1.095
II Capital surplus									
1 Capital reserve			40,931			42,024			
2 Other Capital surplus									
Gain on disposal of Treasury stock			1			504			
Total capital surplus			40,932	32.5		42,529	28.6		1,596
III Retained earnings									
1 Legal reserve			2,650			2,650			
2 General reserve									
(1) Extraordinary disposal reserve		183			114				
(2) Asset reduction reserve		191			184				
(3) Other reserve		25,600	25,974		32,600	32,898			
3 Unappropriated retained earnings			10,405			6,354			
Total retained earnings			39,030	31.0		41,903	28.3		2,873
IV Reserve for land revaluation	*6		-13,171	-10.4		-4,636	-3.1		8,535
V Net unrealized holding gain on securities			2,322	1.8		4,549	3.1		2,227
VI Treasury stock	*4		-5,850	-4.6		-3,865	-2.6		1,985
Total shareholders' equity			91,453	72.7		109,766	74.1		18,312
Total liabilities and shareholders' equity			125,809	100.0		148,154	100.0		22,345

Statements of income for the years ending March 31, 2005 and 2006

	Note Number	Previous fiscal year (April 1, 2004 to March 31, 2005)			Current fiscal year (April 1, 2005 to March 31, 2006)			Change (B-A)	
		Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)	
I Net sales	* 1		103,746	100.0		124,144	100.0		20,397
II Cost of sales			72,562	69.9		82,238	66.2		9,675
Gross profit			31,184	30.1		41,906	33.8		10,721
III Selling, general and administrative expenses	* 2,3		22,830	22.0		28,135	22.7		5,305
Operating income			8,354	8.1		13,770	11.1		5,415
IV Non-operating income									
1 Interest income		23			6				
2 Dividend income	* 1	50			72				
3 Foreign exchange gain		100			—				
4 Rental income		37			27				
5 Bond premium					115				
6 Other		35	248	0.2	107	330	0.3		82
V Non-operating expenses									
1 Interest expense		92			71				
2 Interest on bonds		—			293				
3 Foreign exchange loss		—			222				
4 Fees and commissions		90			72				
5 Bond redemption expense					21				
6 Other		7	190	0.2	16	698	0.6		508
Ordinary income			8,412	8.1		13,401	10.8		4,989
VI Extraordinary income									
1 Gain on sale of fixed assets	* 4	14			268				
2 Gain on sale of investments in securities		0	15	0.0	917				-285
3 Other					114	1,299	1.0		1,284
VII Extraordinary expenses									
1 Loss on sale of fixed assets	* 5	26			110				
2 Loss on disposal of fixed assets	* 6	86			824				
3 Loss on inventory disposal	* 7	—			349				
4 Loss on devaluation of shares in affiliate companies		—			44				
5Loss on termination of leases		—			45				
6 Retirement benefits paid to directors and statutory auditors		369	482	0.4	—	1,374	1.1		891
Income before income taxes			7,944	7.6		13,326	10.7		5,382
Income taxes		42			42				
Corporation tax adjustment		—	42	0.0	—	42	0.0		0
Net income			7,902	7.6		13,284	10.7		5,382
Unappropriated retained earnings brought forward			2,907			1,604			
Reversal of reserve for land revaluation			-404			-8,535			
Unappropriated retained earnings			10,405			6,354			-4.051

Proposed Appropriation of Unappropriated Retained Earnings for the years ending March 31, 2005 and 2006

	Note Number	Previous fiscal year (June 29, 2005) Amount	(million yen)	Current fiscal year (June 29, 2006) Amount	(million yen)	Change Amount	(million yen)
I Unappropriated retained earnings			10,405		6,354		-4,051
II General reserve reversal							
1 Extraordinary disposal reserve reversal		68		52			
2 Asset reduction reserve reversal		6	75	6	59		-16
Total			10,481		6,413		-4,067
III Appropriated earnings							
1 Dividends		1,760		3,677			
2 Directors' bonuses		115		142			
(Bonuses to statutory auditors)		(16)		(16)			
3 General reserve							
Other reserve		7,000	8,876	—	3,820		-5,056
IV Unappropriated retained earnings carried forward			1,604		2,593		988

Note: Dividends per share: Previous term 20.0 yen, current term 40.0 yen.

Important accounting policies

	Previous fiscal year (April 1, 2004 to March 31, 2005)	Current fiscal year (April 1, 2005 to March 31, 2006)
1 Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.	(1) Other investments in securities Unchanged (2) Shares in subsidiaries and affiliated companies Unchanged
2 Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value	Unchanged
3 Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method	Unchanged

4 Depreciation of fixed assets (1) Property, plant and equipment (2) Intangible fixed assets	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).	Unchanged Unchanged
5 Accounting for deferred charge Bonds issuance costs	———	Amounts are charged to income as incurred
6 Standard for inclusion of reserves Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	Unchanged

	Previous fiscal year (April 1, 2004 to March 31, 2005)	Current fiscal year (April 1, 2005 to March 31, 2006)
7. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.	Unchanged
8 hedge accounting		
(1) hedge accounting methodology	Deferred hedge accounting.	Unchanged
(2) Items to be hedged, and methodology	Foreign exchange hedges Items hedged: foreign currency-denominated transactions	Unchanged
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	Unchanged
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	Unchanged
9 Other significant issues Consumption tax	Sales are included net of consumption tax.	Unchanged

Change in Accounting

Change in accounting for sales recognition	From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further. The impact of the change is to reduce consolidated sales by 1,767 million yen, and operating income, ordinary income, and net income before taxes by 544 million yen. The impact on individual segments is noted as relevant.
Change in accounting for fixed asset impairment	From the current consolidated fiscal year, the Company has adopted the accounting standards related to fixed asset impairment published by the Accounting Standards Council (9 August 2002) and the Accounting Standards Board of Japan (31 October 2003). The impact is to reduce pre-tax net income by 349 million yen. Cumulative impairment is subtracted directly from individual assets, based on the revised interim corporate financial statements standard.

Changes in presentation

Previous fiscal year (April 1, 2004 to March 31, 2005)	Current fiscal year (April 1, 2005 to March 31, 2006)
(Statement of income) 'Rental income', shown until the previous term as a part of 'Other Non-operating income', is now shown separately as an item in Non-operating income, as it represents more than 10% of the total. 'Rental income' in the previous term totaled 18 million yen	

Additional information

Previous fiscal year (April 1, 2004 to March 31, 2005)	Current fiscal year (April 1, 2005 to March 31, 2006)
In accordance with the law on amendment of local tax laws,effective April 1, 2004, business scale taxation went into effect. Based on the new relevant accounting standard, the Company has accounted for business scale taxation with respect to the amounts of value added and capital as a component of selling, general and administrative expenses. Consequently, selling, general and administrative expenses increased by 230 million yen, and operating income, ordinary income, and net income before taxes decreased by 230 million yen.	――――

Notes

Balance sheets

Previous fiscal year (March 31, 2005)			Current fiscal year (March 31, 2006)		
* 1 Cumulative depreciation of property, plant and equipment		64,437 million yen	* 1 Cumulative depreciation of property, plant and equipment		65,926 million yen
2 Contingent liabilities			2 Contingent liabilities		
Contingent liabilities on lease payments by customers (Kowalski and 305 others)		2,091 million yen	Contingent liabilities on lease payments by customers (Kowalski and 346 others)		2,399 million yen
* 3 Number of beneficiary rights	Common stock	157,550 thousand	* 3 Number of beneficiary rights	Common stock	157,550 thousand
* 4 Total number of shares in issue	Common stock	94,775 thousand	* 4 Total number of shares in issue	Common stock	96,364 thousand
Number of Treasury shares held by the Company	Common stock	6,725 thousand	Number of Treasury shares held by the Company	Common stock	4,433 thousand
* 5 Notes to affiliate companies			* 5 Notes to affiliate companies		
The following notes apply to affiliate companies:			The following notes apply to affiliate companies:		
Accounts receivable		9,271 million yen	Accounts receivable		13,354 million yen
* 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 13,171 million yen in shareholders' equity.			* 6 The Company revalued its land for operational usage in accordance with the laws on land revaluation. The resulting revaluation difference, net of the applicable tax effect on revaluation gain, has been stated as a component of shareholders' equity, 'reserve for land revaluation', and the applicable tax effect has been included in 'deferred income taxes on reserve for land revaluation'. As a result, 1,824 million yen is included as part of liabilities and, and a negative 4,636 million yen in shareholders' equity.		

(1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation — March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation — -5,219 million yen	(1) Method of revaluation The value of the land is calculated in accordance with the laws on land revaluation, and adjusted appropriately. (2) Date of revaluation — March 31, 2002 (3) Differential between market value of land at the end of the term and the book value after revaluation — -4,773 million yen
7 Dividend restrictions Net assets increased 2,322 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.	7 Dividend restrictions Net assets increased 4,549 million yen increase to the change in market value of marketable securities. The amount that can be used for dividends is limited by the provisions of the Commercial Code.
8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling — 11,000 million yen Borrowed — — Balance — 11,000 million yen	8 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling — 11,000 million yen Borrowed — — Balance — 11,000 million yen

(Additional information for the statement of income)

Previous fiscal year (April 1, 2004 to March 31, 2005)		Current fiscal year (April 1, 2005 to March 31, 2006)	
* 1 Transactions with affiliate companies		* 1 Transactions with affiliate companies	
Sales and dividend income include the following amounts with affiliate companies:		Sales and dividend income include the following amounts with affiliate companies:	
Sales	35,514 million yen	Sales	50,008 million yen
* 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 61.0% to 39.0%. The major items are detailed below.		* 2 Selling expenses and general administrative expenses broke down in a ratio of approximately 61.0% to 39.0%. The major items are detailed below.	
Freight	5,104 million yen	Freight	6,103 million yen
Operational commissions	1,070 million yen	Operational commissions	1,351 million yen
Sales commissions	1,026 million yen	Sales commissions	998 million yen
Sales promotion expenses	1,757 million yen	Sales promotion expenses	2,468 million yen
Salaries and bonuses	4,053 million yen	Salaries and bonuses	5,158 million yen
Retirement benefits	209 million yen	Retirement benefits	242 million yen
Depreciation	1,055 million yen	Depreciation	1,098 million yen
Fees and commissions	1,383 million yen	Fees and commissions	1,696 million yen
Research and development expenses	3,538 million yen	Research and development expenses	4,605 million yen
Addition to allowance for doubtful receivables	25 million yen		
* 3 Total research and development expenses (general administrative expense)	3,538 million yen	* 3 Total research and development expenses (general administrative expense)	4,605 million yen
* 4 Gain on sale of fixed assets (breakdown)		* 4 Gain on sale of fixed assets (breakdown)	
Buildings	3 million yen	Structures	0 million yen
Machinery and equipment	4 million yen	Machinery and equipment	7 million yen
Land	6 million yen	Vehicles	1 million yen
Total	14 million yen	Furniture and equipment	1 million yen
		Land	257 million yen
		Total	268 million yen
* 5 Loss on sale of fixed assets (breakdown)		* 5 Loss on sale of fixed assets (breakdown)	
Land	26 million yen	Buildings	80 million yen
		Machinery and equipment	29 million yen
		Total	110 million yen
* 6 Loss on disposal of fixed assets (breakdown)		* 6 Loss on disposal of fixed assets (breakdown)	
Structures	0 million yen	Buildings	52 million yen
Machinery and equipment	85 million yen	Structures	0 million yen
Vehicles	0 million yen	Machinery and equipment	735 million yen
Furniture and equipment	0 million yen	Furniture and equipment	4 million yen
Total	86 million yen	Software	31 million yen
		Total	824 million yen

* 7 Impairment losses (current fiscal year)

The Company recognized the following impairment losses:

Use	Type	Location	Value Millions of yen
Idle	Land	Ikoma, Nara	302
Idle	Land	Eniwa, Hokkaido	47
Total			349

	Background The Company acquired the land in Nara Prefecture for use as a research facility, and the land in Hokkaido for the construction of a marketing and sales office. Both plots of land are now idle following changes in capital spending plans. In the absence of any planned use in the future, and given the decline in the value of the land, the Company recognizes the impairment of their value. Grouping Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned. Recoverable amounts in the calculation Recoverable amounts are measured at the net selling price. Recoverable amounts of land are based on valuation for the property tax purposes after the reasonable adjustments.

(Lease accounting)

<table>
<tr><th></th><th>Previous fiscal year
(April 1, 2004 to
March 31, 2005)</th><th>Current fiscal year
(April 1, 2005 to
March 31, 2006)</th></tr>
<tr><td>Lessee
1 Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries</td><td></td><td></td></tr>
<tr><td>(1) Equivalent of acquisition price, total depreciation, and balance at the end of the term</td><td>
<table>
<tr><th></th><th>acquisition price equivalent (million yen)</th><th>Cumulative depreciation equivalent (million yen)</th><th>Year end balance equivalent (million yen)</th></tr>
<tr><td>Machinery and equipment</td><td>2,802</td><td>1,067</td><td>1,734</td></tr>
<tr><td>Vehicles</td><td>6</td><td>1</td><td>4</td></tr>
<tr><td>furniture and equipment</td><td>66</td><td>36</td><td>30</td></tr>
<tr><td>Total</td><td>2,875</td><td>1,105</td><td>1,770</td></tr>
</table>
The acquisition price equivalent is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.</td><td>
<table>
<tr><th></th><th>acquisition price equivalent (million yen)</th><th>Cumulative depreciation equivalent (million yen)</th><th>Year end balance equivalent (million yen)</th></tr>
<tr><td>Machinery and equipment</td><td>4,258</td><td>1658</td><td>2,600</td></tr>
<tr><td>Vehicles</td><td>37</td><td>13</td><td>23</td></tr>
<tr><td>furniture and equipment</td><td>102</td><td>35</td><td>67</td></tr>
<tr><td>Total</td><td>2,875</td><td>1,707</td><td>2,691</td></tr>
</table>
Unchanged</td></tr>
<tr><td>(2) Balance of remaining lease charges at the end of the term</td><td>Less than one year 492 million yen
More than one year 1,277 million yen
Total 1,770 million yen
The equivalent to the balance of remaining lease changes at the end of the term price is determined by the payment interest method, due to the low proportion of remaining lease charges relative to the balance of tangible fixed assets at the end of the term.</td><td>Less than one year 723 million yen
More than one year 1,967 million yen
Total 2,691 million yen
Unchanged</td></tr>
<tr><td>(3) Equivalent of lease payments and depreciation</td><td>Lease payments 439 million yen
Depreciation equivalent 439 million yen</td><td>Lease payments 616 million yen
Depreciation equivalent 616 million yen</td></tr>
<tr><td>(4) Calculation of depreciation equivalent</td><td>Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.</td><td>Unchanged</td></tr>
<tr><td>2 Operating leases
Remaining lease payments</td><td>Less than one year 303 million yen
More than one year 713 million yen
Total 1,017 million yen</td><td>Less than one year 695 million yen
More than one year 2,632 million yen
Total 3,327 million yen</td></tr>
</table>

Marketable securities

Previous fiscal year (March 31, 2005)

And

Current fiscal year (March 31, 2006)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

(Tax-effective accounting)

	Previous fiscal year (March 31, 2005)		Current fiscal year (March 31, 2006)	
1 Principal causes of deferred income taxes and deferred tax liability (breakdown)	(1) Current		(1) Current	
	Deferred tax assets		Deferred tax assets	
	Inventories	90 million yen	Inventories	425 million yen
	Allowance for doubtful receivables	26 million yen	Allowance for doubtful receivables	1 million yen
	Unpaid business taxes	79 million yen	Unpaid business taxes	102 million yen
	Other	94 million yen	Other	147 million yen
	Deferred income taxes Sub-total	290 million yen	Deferred income taxes Sub-total	676 million yen
	Appraisal reserve	-250 million yen	Appraisal reserve	-644 million yen
	Deferred tax Total assets	40 million yen	Deferred tax Total assets	31 million yen
	(2) Non-current deferred tax liability		(2) Non-current deferred tax liability	
	Extraordinary disposal reserve	77 million yen	Extraordinary disposal reserve	42 million yen
	Asset reduction reserve	125 million yen	Asset reduction reserve	121 million yen
	Other marketable securities	1,580 million yen	Other marketable securities	3,095 million yen
	Appraisal reserve		Appraisal reserve	
	Total deferred tax liability	1,783 million yen	Total deferred tax liability	3,258 million yen
	Deferred tax assets		Deferred tax assets	
	Investments in securities appraisal loss	1,044 million yen	Investments in securities appraisal loss	929 million yen
	Shares in affiliate companies appraisal loss	298 million yen	Shares in affiliate companies appraisal loss	331 million yen
	loss carried forward	4,052 million yen	loss carried forward	48 million yen
	Other	76 million yen	loss on inventory disposal	141 million yen
	Deferred tax assets Sub-total	5,472 million yen	Depreciation over tax deductible limit	535 million yen
	Appraisal reserve	-5,309 million yen	Other	71 million yen
	Total deferred tax assets	163 million yen	Deferred tax assets Sub-total	2,058 million yen
	Net deferred tax liability	1,620 million yen	Appraisal reserve	-1,926 million yen
	Deferred tax liability related to revaluation	1,824 million yen	Total deferred tax assets	131 million yen
			Net deferred tax liability	3,126 million yen
			Deferred tax liability related to revaluation	1,824 million yen
2 Causes of the differential between statutory tax rates and income taxes after application of tax-effective accounting	statutory tax rate	40.49%	statutory tax rate	40.49%
	(adjustment)		(adjustment)	
	Entertainment and other expenses not admissible as losses	1.80%	Entertainment and other expenses not admissible as losses	0.17%
	Dividend income and other profits not admissible as losses	-0.12%	Dividend income and other profits not admissible as losses	-0.11%
	Resident's tax equalization	0.53%	Resident's tax equalization	0.32%
	Temporary differential related to investment in subsidiaries	-42.45%	Temporary differential related to investment in subsidiaries	-40.04%
	Appraisal reserve	0.28%	Appraisal reserve	-0.51%
	Elimination of unrealized loss on inventories	0.53%	Elimination of unrealized loss on inventories	0.32%

(Increase in the number of shares issued during the current fiscal year)

Previous fiscal year (April 1, 2004 to March 31, 2005)	Current fiscal year (April 1, 2005 to March 31, 2006)
———	Stock issuances upon exercise of stock options (1) Number of shares issued 1,589,445 shares (2) Issuance price 1 share = 1,377 yen (3) Amount to be credited to common stock 1 share = 689 yen (4) Total amount to be credited to common stock 1,095 million yen

Changes in Director

(1) Change in Representative Director

None

(2) Other changes (planned for June 29, 2006)
New Director candidate

Director Morikuni Uchigasaki (Currently Accounting/Finance HQ Executive Officer)

Director Norihide Maeda (Currently Spindle Unit Department Deputy General Manager)

Retiring Directors

Senior Executive Managing Director Kyoji Umeoka (Will become a standing statutory auditor)

New Standing Statutory Auditor candidate
Standing Statutory Auditor Kyoji Umeoka (Currently Senior Executive Managing Director in charge of Mori-568PLAN, Legal Affairs, internal auditing)

Retiring Auditor

Standing Statutory Auditor Yuzo Matsuyama (Will become the president of Mori Seiki (Shanghai) Co., Ltd.)